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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE TO

                             Tender Offer Statement
  (Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934)

                               (Amendment No. 1)

                               AMREP CORPORATION
                       (Name of Subject Company (issuer))

                     AMREP CORPORATION (issuer and offeror)
   (Name of Filing Person(s) (identifying status as offeror, issuer or other person))

                     Common Stock, par value $.10 per share
                         (Title of Class of Securities)

                                   032159105
                     (CUSIP Number of Class of Securities)

                  Edward B. Cloues, II, Chairman of the Board
                                  P.O. Box 888
                         Pitman, New Jersey 08071-0888
                                 (856) 256-3310
      (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                    COPY TO:
                               Edward B. Winslow
                           Jacobs Persinger & Parker
                                77 Water Street
                            New York, New York 10005
                                 (212) 344-1866

                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
   *TRANSACTION VALUATION                                AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
         $5,075,000                                            $1015.00
--------------------------------------------------------------------------------
* Calculated solely for purposes of determining the filing fee. Based upon the purchase of 725,000 shares at the maximum tender offer price per share of $7.00.

/ /   Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A             Filing Party: N/A

Form or Registration No.: N/A           Date Filed: N/A

/ /   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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      Check the appropriate boxes below to designate any transactions to which the statement relates:

/ /   third party tender offer subject to Rule 14d-1.
/X/   issuer tender offer subject to Rule 13e-4.
/ /   going-private transaction subject to Rule 13e-3.
/ /   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /


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                             INTRODUCTORY STATEMENT

         This Tender Offer Statement on Schedule TO (the "Statement") relates to the tender offer by AMREP Corporation, an Oklahoma corporation (the "Company"), to purchase up to 725,000 shares of its common stock, par value $.10 per share (the "Shares"), at prices, net to the seller in cash, not greater than $7.00 nor less than $5.25 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 4, 2000 (the "Offer to Purchase") and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to this Statement.

         The information in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference in answer to Items 1 through 11 of Schedule TO except as to those Items for which additional information is specifically provided herein.

ITEM 5.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         Except as set forth in the Offer to Purchase, neither the Company nor any person controlling the Company nor, to the Company's knowledge, any of its directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

ITEM 6.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         Except as disclosed in the Offer to Purchase, the Company currently has no plans or proposals nor is the Company involved in any negotiations that relate to or would result in (a) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (b) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (c) any material change in the present dividend policy or indebtedness or capitalization of the Company; (d) any change in the present Board of Directors or management of the Company; (e) any other material change in the Company's corporate structure or business; (f) a class of equity securities of the Company being delisted from a national securities exchange; (g) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; (h) the suspension of the Company's obligation to file reports pursuant to Section 15(d) of the Exchange Act; (i) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; or (j) any change in the Company's Certificate of Incorporation or By-Laws or any actions which may impede the acquisition of control of the Company by any person.

ITEM 7.   SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

         (b) There are no material conditions to the Company's arrangements for the financing for the tender offer and the financing has been obtained.

ITEM 11.  ADDITIONAL INFORMATION.

         (a)(1) Except as disclosed in the Offer to Purchase, there are no present or proposed material agreements between the Company and any of its executive officers, directors, controlling persons or subsidiaries.

         (a)(5) The Company is not aware of any legal proceedings pending or threatened, relating to the tender offer.

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ITEM 12.  EXHIBITS.

         (a)(1)(i)       Form of Offer to Purchase dated May 4, 2000.

         (a)(1)(ii)      Form of Letter of Transmittal.

         (a)(1)(iii)     Form of Notice of Guaranteed Delivery.

         (a)(1)(iv) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         (a)(1)(v) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         (a)(1)(vi) Form of Letter from the Company to participants in the Company Savings and Salary Deferral Plan, including the form of Direction Form to the Trustee of said Plan from participants in said Plan.

         (a)(1)(vii) Form of letter dated May 4, 2000 from the Chairman of the Company's Board of Directors to shareholders of the Company.

         (a)(1)(viii)    Guidelines for Certification of Taxpayer Identification
                         Number on Form W-9.

         (b)(1) Master Loan Agreement dated effective February 26, 1999 between AMREP Southwest, Inc. and Norwest Bank New Mexico, N.A.

         (b)(2) First Amendment to Master Loan Agreement Amended Effective January 26, 2000.

         (d)             Not applicable.

         (g)             Not applicable.

         (h)             Not applicable.

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        AMREP CORPORATION

                                        By: /s/ Mohan Vachani
                                           -------------------------------------
                                           Name:  Mohan Vachani
                                           Title: Senior Vice President &
                                                  Chief Financial Officer

Dated:  May 4, 2000


                                       2

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                               INDEX TO EXHIBITS

ITEM                                    DESCRIPTION

(a)(1)(i)                Form of Offer to Purchase dated May 4, 2000.

(a)(1)(ii)               Form of Letter of Transmittal.

(a)(1)(iii)              Form of Notice of Guaranteed Delivery.

(a)(1)(iv) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi) Form of Letter from the Company to participants in the Company Savings and Salary Deferral Plan, including the form of Direction Form to the Trustee of said Plan from participants in said Plan.

(a)(1)(vii) Form of letter dated May 4, 2000 from the Chairman of the Company's Board of Directors to shareholders of the Company.

(a)(1)(viii)             Guidelines for Certification of Taxpayer Identification
                         Number on Form W-9.

(b)(1) Master Loan Agreement dated effective February 26, 1999 between AMREP Southwest, Inc. and Norwest Bank New Mexico, N.A.

(b)(2) First Amendment to Master Loan Agreement Amended Effective January 26, 2000.